The Dreyfus/Laurel Funds, Inc.
200 Park Avenue
New York, New York 10166

June 29, 2006

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John C. Grzeskiewicz, Esq.

Re:	The Dreyfus/Laurel Funds, Inc. Request for Withdrawal of Post-Effective Amendment No. 99 (SEC Accession No. 0000899681-06-000376) to Registration Statement on Form N-1A (File Nos. 33-16338; 811-5270)

Ladies and Gentlemen:

On June 27, 2006, The Dreyfus/Laurel Funds, Inc. (the “Fund”) filed Post-Effective Amendment No. 99 to the Fund’s Registration Statement on Form N-1A (the “Amendment”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”). The Amendment was filed to update financial information and other disclosure with respect to a new series of the Fund, Dreyfus Premier Strategic Income Fund (the “New Series”), and to file certain exhibits. The Amendment was intended to be submitted on behalf of the New Series only, but was inadvertently submitted on behalf of each series of the Fund. Although the text of the filing, including the prospectus, statement of additional information and correspondence, identify the relevant series correctly as only the New Series, pursuant to Rule 477 under the Securities Act, the Fund hereby requests the withdrawal of the Amendment.

Sincerely,

THE DREYFUS/LAUREL FUNDS, INC.
     on behalf of Dreyfus Premier Strategic Income Fund

By: /s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President and Assistant Secretary